United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 1-12260

Coca-Cola FEMSA, S.A.B. de C.V.

(Exact name of the Registrant as specified in the charter)

Calle Mario Pani No. 100,

Santa Fe Cuajimalpa,

Cuajimalpa de Morelos,

05348, Ciudad de México,

México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3ASR of Coca-Cola FEMSA, S.A.B. de C.V. (No. 333-235558), Propimex, S. de R.L. de C.V. (No. 333-235558-07), Comercializadora La Pureza de Bebidas, S. de R.L. de C.V. (No. 333-235558-06), Grupo Embotellador Cimsa, S. de R.L. de C.V. (No. 333-235558-05), Controladora Interamericana de Bebidas, S. de R.L. de C.V. (No. 333-235558-04), Refrescos Victoria del Centro, S. de R.L. de C.V. (No. 333-235558-03), Yoli de Acapulco, S. de R.L. de C.V. (No. 333-235558-02) and Distribuidora y Manufacturera del Valle de México, S. de R.L. de C.V. (No. 333-235558-01) and the related prospectus supplements dated as of January 8, 2020.

Exhibits

Exhibit 1.1 - Underwriting Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2020

Coca-Cola FEMSA, S.A.B. de C.V.

By:	/s/ Constantino Spas Montesinos
Constantino Spas Montesinos
Chief Financial Officer